Form N-SAR, Sub-Item 77E
Legal Proceedings



Nuveen Diversified Dividend and Income Fund
333-107521
811-21407


During 2010, 33 Nuveen leveraged closed-end funds, including the Nuveen Diversified Dividend and Income
Fund (symbol JDD) (hereafter, the Registrant), received a demand letter from a law firm on behalf of purported holders of common shares of each such fund, alleging that Nuveen Asset Management, the funds investment adviser, and the funds officers and Board of Directors/Trustees breached their fiduciary duties related to the redemption at par of the funds auction rate preferred securities (ARPS). In response, the Board established an ad hoc Demand Committee consisting of certain of its disinterested and independent Board members to investigate the claims. The Demand
Committee retained independent counsel to assist it in conducting an extensive investigation. Based upon its investigation, the Demand Committee found that it was not in the best interests of each fund or its shareholders to take the actions suggested in the demand letters, and recommended that the full Board reject the demands made in the demand letters. After reviewing the findings and recommendation of the Demand Committee, the full
Board of each fund unanimously adopted the Demand
Committees recommendation.  Subsequently, the
Registrant was named as a nominal defendant in a purported shareholder derivative complaint filed in the Circuit Court of Cook County, Illinois on July 27, 2010.
The case is captioned Safier et al. v. Nuveen Asset Management et al., No. 10 CH 32166. The plaintiffs are common shareholders of one or more of 20 Nuveen funds, including the Registrant. The defendants in these cases are Nuveen Asset Management, individual current or former officers and an officer/director of the Nuveen funds, Nuveen Investments, Inc. and its parent entity.
The complaint alleges that Nuveen Asset Management and the individual defendants breached their fiduciary duties to the common shareholders and to the funds when they caused the funds to redeem ARPS and that such conduct constituted corporate waste. The plaintiffs further allege that Nuveen Investments, Inc. and its parent entity aided and abetted the breaches of fiduciary duty.
The complaint seeks a declaration that the defendants have breached their fiduciary duties, an order directing the defendants not to redeem any ARPS at their liquidation value using fund assets, indeterminate monetary damages in favor of the funds and an award of plaintiffs costs and disbursements in pursuing the action. Three related lawsuits have been subsequently filed by the same law firm relating to additional Nuveen funds and raising the same allegations and the plaintiffs have filed an amended complaint consolidating each of the cases. These cases do not involve the Registrant.

The defendants believe the complaints are without merit and intend to vigorously defend against the charges.